EXHIBIT 99.62

MERCATOR MINERALS LTD. – AMENDED THIRD QUARTER
FINANCIAL RESULTS
(Stated in US Dollars unless otherwise indicated)

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia: November 29, 2010 – Mercator Minerals Ltd. (“Mercator” or the “Company”) announces that it has filed amended financial statements for the second and third quarter of 2010. Pursuant to the Company's press release dated November 18th 2010, Mercator has amended its financial statements to reflect the error discovered by the Company regarding copper revenue recognition during the quarter. In concert with this review process and in consultation with the Company's advisors, Mercator has also made additional amendments to the financial statements of both the second and third quarters of 2010 to account for the non-cash accounting effects of the Company's copper hedging program instituted as part of the debt refinancing concluded April 26th, 2010.

These additional amendments do not impact production levels, revenue, costs, or operating cash flow, and instead, reflect the accounting for the non cash derivative instrument gains or losses on the Company’s metal hedging program entered into during the second quarter of 2010.

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Second Quarter 2010: An increase of net earnings (wholly attributable to non-cash items) as  previously reported by the Company to $23.43 million and $11.88 million respectively for the three and six month periods from previously recorded net earnings of $2.88 million and a net loss of $8.67 million for the three and six month periods respectively;

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Third Quarter 2010: A reduction of net earnings (wholly attributable to non-cash items) previously reported by the Company to a net loss of $75.88 million and $64.0 million respectively for the three and nine month periods from previously recorded net earnings of $10.68 million and $1.99 million previously reported for the three and nine month periods respectively.

* Operating cash cost, Operating cash cost per ton and Adjusted Net Earnings are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

* Operating cash cost, Operating cash cost per ton and Adjusted Net Earnings are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.